					Exhibit 12.1

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before assessments	$301	$375	$300	$227	$378
Fixed charges	355	450	597	650	857
Earnings available for fixed charges	$656	$825	$897	$877	$1,235

Fixed charges:
Interest on consolidated obligations	$354	$448	$593	$645	$852
Interest on deposits	—	1	1	1	3
Mandatorily redeemable capital stock	1	1	3	4	2
Fixed charges	$355	$450	$597	$650	$857

Ratio of earnings to fixed charges	1.85	1.83	1.50	1.35	1.44